Fulbright & Jaworski l.l.p.

A Registered Limited Liability Partnership

Fulbright Tower

1301 McKinney, Suite 5100

Houston, Texas 77010-3095

www.fulbright.com

bfenske@fulbright.com	telephone:	(713) 651-5151
direct dial: (713) 651-5557	facsimile:	(713) 651-5246

March 17, 2009

BY EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:  Donna Levy

Re:	Rosetta Stone Inc.
Amendment No. 3 to Form S-1
Filed January 21, 2009
File No. 333-153632

Ladies and Gentlemen:

On February 23, 2009, Rosetta Stone Inc. (the “Registrant”) filed Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (the “Form S-1”) relating to the initial public offering of shares of its common stock.  On March 6, 2009, the Registrant received oral comments from the staff of the Division of Corporation Finance (the “Staff”) relating to Amendment No. 3 (the “Comments”).

In response to the Comments, the Registrant has filed Amendment No. 4 to the Form S-1 (“Amendment No. 4”).  The following numbered paragraphs repeat the Comments for your convenience, followed by the Registrant’s responses to those Comments.

Executive Compensation

Variable Pay, page 97

1. Please add disclosure relating to the reasons for payment of bonuses for the company-level non-financial strategic goals for 2008.

Response: The Registrant added disclosure on pages 106 and 108 of Amendment No. 4 in response to the Staff’s comment.

Unrelated to the Staff’s comments, the Registrant has also revised the disclosure throughout Amendment No. 4 to reflect that the grants of stock, restricted stock and options to our employees, which are discussed under the captions “Executive Compensation — Stock Grants” and “Executive Compensation — IPO Option and Restricted Stock Grants”, will not be made until just prior to pricing the offering.

* - * - * - * - * - *

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5557.

Very truly yours,

/s/ Brian Fenske

Brian Fenske

cc:	Marc Thomas (Securities and Exchange Commission)
Christine Davis (Securities and Exchange Commission)
Barbara C. Jacobs (Securities and Exchange Commission)
Marc Shuman (Securities and Exchange Commission)
Michael Wu (Rosetta Stone Inc.)
Brent B. Siler (Cooley Godward Kronish LLP)

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